Filed by Power & Digital Infrastructure Acquisition II Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Power & Digital Infrastructure Acquisition II Corp.

Commission File No. 001-41151

Montana Technologies Announces Investment From Rice Investment Group

Rice Investing $10 Million in Private Capital Raise Led By Carrier Ventures

Investment Comes Ahead of Montana’s Business Combination With Power & Digital Infrastructure Acquisition II Corp. (“XPDB”)

Montana’s Patented AirJoule® System Reduces Energy Consumption and CO2 Emissions for Air Conditioning, While Reducing or Eliminating Refrigerants and Providing Water from Air

RONAN, Mont., February 20, 2024 /PRNewswire/ -- Montana Technologies LLC (“Montana” or the “Company”) today announced that Rice Investment Group (“Rice”) has committed to invest $10 million in Montana as part of a private capital consortium led by Carrier Ventures. Following the closing of its business combination with Power & Digital Infrastructure Acquisition II Corp (NASDAQ: XPDB, XPDBU, XPDBW) expected in March, Montana will trade on the NASDAQ under the ticker symbol “AIRJ”.

The investment from Rice will accelerate the commercialization of Montana’s patented AirJoule® system. It follows the execution of an agreement between Montana and Carrier Corp. to commercialize the AirJoule® technology in Carrier’s Heating, Ventilation, and Air Conditioning (HVAC) markets throughout the Americas, Europe, India, and the Middle East. Montana also most recently announced the formation of a joint venture with GE Vernova to combine GE Vernova’s proprietary sorbent materials and coating processes with the AirJoule® system.

Kyle Derham, Partner, Rice Investment Group, said, “AirJoule® is a transformational energy efficiency technology that we believe is capable of gigaton scale decarbonization while lowering costs without subsidies. Our diligence revealed meaningful engagement from blue-chip strategics who have performed extensive work to validate the technical claims of the Company and are now preparing to fully support product commercialization. We believe the Company’s go-to-market strategy can lead to rapid market adoption in the large and growing HVAC and air-to-water end markets.”

The AirJoule® system utilizes a unique, patented (self-regenerating pressure swing adsorption) method to harvest thermal energy and water from air. Incorporating GE Vernova’s sorbent innovations into this proprietary system has the potential to reduce electricity consumption as compared to conventional air conditioning cooling systems and result in a corresponding reduction in carbon emissions as well as a reduction, or in some cases elimination, of refrigerants. In addition, the combined technologies can harvest water from the atmosphere at low cost, offering a potential solution to water scarcity around the world. The AirJoule® System also leverages Montana’s important global supply agreement with BASF, one of the world’s largest chemical companies, whose expertise and investments in the new sorbent materials allows low cost at production scale.

“We are extremely grateful to have the support of such a reputable team as the Rice Group,” said Matt Jore, CEO of Montana Technologies. “Their financial acumen and energy market knowledge is invaluable, and Montana is fortunate to have them on board as an investor and major force in the transition to low cost, clean resources in the energy and water nexus.”

Pat Eilers, CEO of XPDB, said, “We are thrilled to add Rice to an already impressive group of strategic and financial investors. Rice has an excellent track record of scaling category defining energy transition businesses utilizing a SPAC vehicle. Their investment also provides a strong vote of confidence in the AirJoule® technology and business plan, given Rice’s extensive diligence, and support for the business combination between XPDB and Montana to access the public markets and most efficiently finance the anticipated demand for GE’s and Montana’s breakthrough technologies.”

About Montana Technologies

Montana Technologies is an atmospheric thermal energy and water harvesting technology company that provides efficient and sustainable air conditioning and water from air through its transformational AirJoule® technology. For more information, visit www.mt.energy.com.

About Rice Investment Group

Rice Investment Group (Rice, RIG) is a multi-strategy investment fund backed by the Rice family. The Rice family founded Rice Energy, an Appalachian Basin focused natural gas operator that later merged with EQT Corporation to form the largest natural gas producer in North America. RIG invests in all verticals of the energy sector and focuses on situations where its technical, operational, and strategic expertise can add shareholder value. Rice has also sponsored two SPACs, Rice Acquisition Corp I (combined with Archaea Energy and Aria Energy, later sold to bp for $4 billion) and Rice Acquisition Corp II (combined with NET Power for $1.5 billion, NYSE: NPWR). For more information, visit www.riceinvestmentgroup.com.

About Power & Digital Infrastructure Acquisition II Corp

Power & Digital Infrastructure Acquisition II Corp (XPDB) is a blank check company incorporated in Delaware for the purpose of effecting a merger, capital stock exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

Forward Looking Statements

Certain statements in this press release may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 and within the meaning of the federal securities laws with respect to the Proposed Business Combination between XPDB and Montana, including statements regarding the benefits of the Proposed Business Combination, the anticipated timing of the Proposed Business Combination, the likelihood and ability of the parties to successfully consummate the Proposed Business Combination, the amount of funds available in the trust account as a result of shareholder redemptions or otherwise, the amount of funds to be invested by Rice, the impact, cost and performance of the AirJoule® technology once commercialized, the services offered by Montana and the markets in which Montana operates, business strategies, debt levels, industry environment, potential growth opportunities, the effects of regulations and XPDB’s or Montana’s projected future results. These forward-looking statements generally are identified by the words “believe,” “predict,” “project,” “potential,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “should,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of XPDB securities; (ii) the risk that the Proposed Business Combination may not be completed by XPDB’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by XPDB; (iii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of the Proposed Business Combination by XPDB’s stockholders, the satisfaction of the minimum aggregate transaction proceeds amount following redemptions by XPDB’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the failure to obtain financing to complete the Proposed Business Combination and to support the future working capital needs of Montana; (v) the effect of the announcement or pendency of the Proposed Business Combination on Montana’s business relationships, performance, and business generally; (vi) risks that the Proposed Business Combination disrupts current plans of Montana and potential difficulties in Montana’s employee retention as a result of the Proposed Business Combination; (vii) the outcome of any legal proceedings that may be instituted against XPDB or Montana related to the agreement and the Proposed Business Combination; (viii) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (ix) the ability to maintain the listing of the XPDB’s securities on the NASDAQ; (x) the price of XPDB’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which Montana plans to operate, variations in performance across competitors, changes in laws and regulations affecting Montana’s business and changes in the combined capital structure; (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Business Combination, including the possibility of cost overruns or unanticipated expenses in development programs, and the ability to identify and realize additional opportunities; (xii) the enforceability of Montana’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security; and (xiii) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in XPDB’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov and other documents filed, or to be filed with the SEC by XPDB, including the Registration Statement (as defined below). The foregoing list of factors is not exhaustive. There may be additional risks that neither XPDB or Montana presently know or that XPDB or Montana currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in XPDB’s definitive proxy statement contained in the Registration Statement, including those under “Risk Factors” therein, and other documents filed by XPDB from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and XPDB and Montana assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither XPDB nor Montana gives any assurance that either XPDB or Montana will achieve its expectations.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the Proposed Business Combination, XPDB has filed a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary prospectus and preliminary proxy statement of XPDB. The definitive proxy statement/final prospectus and other relevant documents have been sent to all XPDB stockholders as of a record date established for voting on the Proposed Business Combination and the other matters to be voted upon at a meeting of XPDB’s stockholders to be held to approve the Proposed Business Combination and other matters (the “Special Meeting”). XPDB may also file other documents regarding the Proposed Business Combination with the SEC. The definitive proxy statement/final prospectus will contain important information about the Proposed Business Combination and the other matters to be voted upon at the Special Meeting and may contain information that an investor will consider important in making a decision regarding an investment in XPDB’s securities. Before making any voting decision, investors and security holders of XPDB and other interested parties are urged to read the Registration Statement and the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about the Proposed Business Combination.

Investors and security holders will also be able to obtain free copies of the definitive proxy statement/final prospectus and all other relevant documents filed or that will be filed with the SEC by XPDB through the website maintained by the SEC at www.sec.gov, or by directing a request to XPDB, 321 North Clark Street, Suite 2440, Chicago, IL 60654, or by contacting Morrow Sodali LLC, XPDB’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

XPDB, Montana and certain of their respective directors, executive officers may be deemed participants in the solicitation of proxies from XPDB’s stockholders with respect to the Proposed Business Combination. A list of the names of those directors and executive officers of XPDB and a description of their interests in XPDB is set forth in XPDB’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Additional information regarding the interests of those persons and other persons who may be deemed participants in the Proposed Business Combination may be obtained by reading the Registration Statement regarding the Proposed Business Combination. The documents described in this paragraph are available free of charge at the SEC’s website at www.sec.gov, or by directing a request to XPDB, 321 North Clark Street, Suite 2440, Chicago, IL 60654. Additional information regarding the names and interests of such participants is contained in the Registration Statement for the Proposed Business Combination.

No Offer and Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of XPDB, Montana or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Press Contacts

Montana Technologies:

Andy Maas; Daniel Yunger

Kekst CNC

MTMediaInquiries@kekstcnc.com

Rice Investment Group:

Charles Burrus

info@riceinvestmentgroup.com

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